Contact

www.linkedin.com/in/hayley-painter-b48a15174 (LinkedIn)

Hayley Painter

Co-Founder of Painterland Sisters Icelandic Style Skyr Yogurt.

United States

Experience

Painterland Sisters LLC

Co-Owner

August 2020 - Present (2 years 11 months)

Lititz, Pennsylvania, United States

Connecting consumers to organic, nutritious and simply yummy Skyr yogurt made using the fresh milk directly from our family's 4th generation Pennsylvania farm.

Painterland Farms

Farmer

November 2018 - Present (4 years 8 months)

Westfield, Pennsylvania

My family's fourth generation dairy and crop farm. We follow organic, pasture raised practices.

Valley Shepherd Creamery

Intern-Cheese Making, Affrinage, Markets, Operations

May 2018 - December 2018 (8 months)

Long Valley, New Jersey, United States

Nye Hill Farms

Sales and Maitenance Intern

July 2017 - August 2017 (2 months)

Roxbury, New Hampshire

Hands on experience with a diversified, natural, sustainable farm.
Observed and assisted with an animal sanctuary, a brewery Brewers of Nye Hill Farm as well as the maintenance of several fruit and vegetable gardens and green houses.
Job Shadowed Simone Gascoyne BVMS at a 500 herd dairy as well as Walpole Veterinary Hospital.

Education

Iowa State University

Bachelor's degree, Animal Sciences · (August 2016 - May 2018)

Susquehanna University

Biology/Biological Sciences, General · (August 2014)

Iowa State University

Bachelor of Science - BS, Animal Sciences